March 12, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Cecilia Blye, Chief

Re:	ZOLL Medical Corporation
Form 10-K for Fiscal Year Ended October 2, 2011
Filed November 23, 2011
File No. 0-20225

Dear Ms. Blye:

Please find the response of ZOLL Medical Corporation (“ZOLL” or the “Company”) to your comment letter dated February 27, 2012.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference, we have included the comments contained in your letter in bold text preceding each response.

Comment:

Please update us on your contacts with Iran since your letter to us of May 26, 2005. We note a December 2010 New York Times article stating that you have 13 licenses with respect to Iran. We note that your Form 10-K does not provide disclosure about sales or exports to Iran. As you know, Iran is designated as a state sponsor of terrorism by the State Department and it is subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Iran since your 2005 letter, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran and any agreements, commercial arrangements, or other contacts you have had with the government of Iran, or entities controlled by the Iranian government.

Response:

ZOLL is a global medical technology company with over $500 million in annual revenues that develops and markets medical devices that help advance emergency care and save lives. With products for defibrillation and monitoring, circulation and CPR feedback, data management, fluid resuscitation, and therapeutic temperature management, ZOLL provides a comprehensive set of technologies that help clinicians, emergency responders, and lay rescuers treat victims needing resuscitation and critical care. More than 400 direct sales and service representatives, 1,100 business partners, and 200 independent representatives serve ZOLL customers in over 140 countries.

ZOLL is a Massachusetts corporation based in Chelmsford, Massachusetts. There are no foreign-incorporated subsidiaries of the Company that are pertinent to your inquiry.

ZOLL devotes significant resources to ensuring that its business is conducted in compliance with applicable economic sanctions and export control laws. The Company has an export control policy that requires that an officer of the Company who has received specialized training on U.S. trade laws, economic sanctions and export controls be consulted whenever an international subsidiary or international business partner desires to re-export any Company product to any country. The Company supplements this policy with compliance procedures, including training, audits and certifications, in order to ensure that ZOLL and all of its locations worldwide comply with any export restrictions imposed by the laws of the country in which they are located, as well as applicable U.S. trade laws. The Company’s policy and procedures apply globally to all products, materials, services, and technology shipped or transferred from any ZOLL location to any customer or third party worldwide, as governed by international trade laws. This policy and these procedures also help ensure the Company’s compliance with U.S. economic sanctions and export controls administered by the U.S. Treasury’s Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security.

For U.S.-sanctioned countries, U.S. laws and regulations have established processes by which medical devices may be lawfully sold to these countries pursuant to U.S. Government licenses, to ensure appropriate medical treatment for all people. All of the medical products that ZOLL has sold into Iran are eligible for re-export to Iran under the Trade Sanctions Reform and Export Enhancement Act of 2000 “Ag/Med” program. The Company believes that the Ag/Med program serves to discourage a black market in medical technology and significantly reduces the risk that international trade laws will be violated.

Since May 25, 2005, the Company has sold products to Iran, which are comprised of professional external defibrillators, automatic external defibrillators, defibrillator accessories and replacement parts, disposable electrodes for defibrillators, automated chest compression devices, and accessories and replacement parts for automated chest compression devices. These products are intended to be used for emergency resuscitation of persons suffering from sudden cardiac arrest.

To the Company’s knowledge, all of the Company’s sales into Iran were made pursuant to U.S. government licenses issued pursuant to the Ag/Med program and were made through two independent, third-party distributors that distribute ZOLL’s products to Iranian hospitals. To the

Company’s knowledge, these sales were made in compliance with ZOLL’s export control policy and complied with applicable laws and regulations. OFAC regulations restrict the number of hospitals and clinics that may be listed on a license to no more than 50. We therefore are required to apply for and obtain multiple licenses from OFAC in order to permit the lawful sale by our third party distributors to all hospitals in Iran to which sales are permitted by OFAC.

To the Company’s knowledge, the Company does not have any agreements, commercial arrangements or contracts with the government of Iran or any entities controlled by the government of Iran, although we note that the Company’s third-party distributors may supply ZOLL products to government controlled hospitals as authorized and licensed by OFAC.

The Company does not have any employees or assets located in Iran.

The Company anticipates continued sales into Iran, and the Company will seek and obtain any required U.S. and other government licenses or authorizations to conduct such activities in full compliance with applicable laws. The Company reviews its export activities on a regular basis to ensure compliance with applicable economic sanctions and export control laws and mandates trade compliance training for all associates involved in the export, re-export or transfer of products, materials or technology originating from any ZOLL location and shipped or transferred to any customer or distributor worldwide.

Comment:

We note disclosure in the Form 10-K and on your website regarding business in the Middle East and Africa. Syria, located in the Middle East and Sudan, located in Africa, are also designated as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please provide information about any contacts with these countries. Your response should describe the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

Response:

The Company does not have any subsidiaries, affiliates, offices, investments or employees in Sudan or Syria. The Company has no assets in Sudan or Syria, and no assets associated with Sudan or Syria. To the Company’s knowledge, the Company does not have any agreements, commercial arrangements or contracts with the governments of Sudan or Syria or any entities controlled by such governments.

Since May 25, 2005, the Company has not sold products into Sudan or Syria, either directly, or, to the Company’s knowledge, through subsidiaries, distributors or other indirect arrangements. The Company does not currently anticipate any sales into Sudan or Syria in the future. Should the Company’s intentions change, the Company would seek and obtain any required U.S. and other government licenses or authorizations to conduct such activities in full compliance with applicable laws. As noted in the immediately previous response, the Company reviews its export activities on a regular basis to ensure compliance with applicable economic sanctions and export control laws and mandates trade compliance training for all associates involved in the export, re-export or transfer of products, materials or technology originating shipped or transferred from any ZOLL location to any customer, vendor or distributor worldwide.

Comment:

Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

As discussed below, based on our assessment of both quantitative and qualitative factors, we believe that ZOLL’s business activities in, and other contacts with Iran, Sudan and Syria do not constitute a material investment risk for ZOLL security holders. We base this conclusion on our limited business in Iran, and the absence of any sales into Sudan or Syria, the nature of the products sold, and the Company’s comprehensive trade compliance program.

Quantitative factors

The Company does not have any subsidiaries, affiliates, offices, investments or employees in Iran, Sudan or Syria. The Company has no assets in Iran, Sudan or Syria, and its only assets associated with these countries are a small amount of receivables with respect to sales into Iran. The total accounts receivable owed to the Company on account of sales into Iran was $22,050 as of October 2, 2011, the end of the Company’s fiscal year. The Company has no liabilities associated with Iran, Sudan and Syria.

The Company’s sales into Iran during the last three fiscal years and subsequent interim period were as follows:

Fiscal Year	Sales into Iran
2009	$2,485,199
2010	$2,241,296
2011	$3,885,188
Q1 2012	$507,000

The Company had no sales into Sudan or Syria during any of the requested periods.

The Company’s sales into Iran are not quantitatively material to a reasonable investor. The Company’s combined sales in Iran during the requested periods accounted for 0.6% of total Company sales during these years, and have never exceeded 0.7% of sales in any fiscal year. In addition, sales in Iran carry comparatively lower gross margins and higher compliance costs as compared to ZOLL’s other sales and accordingly deliver minimal contribution to net income or earnings per share. With worldwide ZOLL sales of over $500 million and net income of over $30 million, we believe these sales are quantitatively immaterial to ZOLL’s business.

Qualitative factors

ZOLL is dedicated to improving resuscitation outcomes. In accordance with the Company’s mission, it sells life-saving medical devices throughout the world, including Iran. To our knowledge, these products have no alternative use. The products are sold in Iran through local, qualified distributors, and the Company does not deal with the governments of Iran, Sudan, and Syria.

In addition, the Company also strives to comply with all trade laws and regulations applicable to sales into Iran, Sudan, and Syria. For the time period set forth in the comment, ZOLL has had in place an export control policy and related procedures to help ensure compliance with these laws and regulations.

In light of the humanitarian nature of these devices and the benefit they provide to victims of sudden cardiac arrest, and the Company’s strict compliance with applicable law with respect to these sales, the Company does not believe that these activities have or will materially affect our reputation or that they constitute a material investment risk to our security holders. The Company is not aware of any other factors that would cause our sales into Iran to be considered material from a qualitative perspective.

The Company is aware that sales into Iran, Sudan, and Syria may be perceived as particularly sensitive to some investors. We also understand that various state and municipal governments, universities, and other investors have proposed divestment or similar initiatives regarding divestment from companies that do business with U.S.-designated state sponsors of terrorism. We note in this regard that the Company’s investor relations representatives have not received any inquiries or questions from investors or analysts regarding sales into Iran, Sudan, or Syria, and we are not aware that any of our major shareholders are considering divestment initiatives.

We also note that we did not receive any inquiries or comments from investors on account of, and did not observe any discernible impact on the Company’s share price from, the publication of the December 2010 New York Times article referenced in your first comment.

We are also aware that the federal government and various state governments have proposed or enacted legislation regarding debarment of companies that do business in Iran. We have analyzed the proposed federal legislation and the enacted state legislation and do not believe that any such legislation could reasonably be expected to lead to the debarment of the Company from any government contracting processes. We note that laws enacted thus far by California, Florida and New York relate only to companies that sell into Iran’s energy sector. Such restrictions would not apply either to ZOLL or its products. We also note that, to the Company’s knowledge, the

Company has never been excluded from any bid process as a result of the Company’s sales into Iran and has never been asked to make any certification to customers regarding the Company’s sales into Iran. Based on the humanitarian nature of the Company’s products, the Company currently has no reason to believe that future debarment legislation is likely to restrict the Company’s activities with respect to sales to Iran.

We believe that, given the trend of recent state legislation and the U.S. government’s willingness to continue to renew the Company’s licenses annually for humanitarian purposes, that as such legislation continues to emerge, it is unlikely to pertain to the Company. Thus, we continue to believe that such legislation will not have a material impact on ZOLL.

The Company will continue to monitor business, legal, investor and other considerations relating to sales into these countries and will include appropriate disclosure in the Company’s filings with the Securities and Exchange Commission to the extent that our assessment of either quantitative or qualitative factors regarding such activities would cause us to conclude that such activities constitute a material investment risk for the Company’s security holders.

If you have any questions regarding our responses, please contact me at (978) 421-9889 or A. Ernest Whiton, Vice President Administration & Chief Financial Officer, at (978) 421-9115.

Very truly yours,

/s/ Aaron M. Grossman

Aaron M. Grossman

Vice President, General Counsel & Secretary

cc:	Jennifer Hardy
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission

Amanda Ravitz
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

ZOLL Medical Corporation
Benson F. Smith, Chairman
Richard A. Packer, Chief Executive Officer
Jonathan A. Rennert, President
A. Ernest Whiton, Vice President of Administration and Chief Financial Officer
John J. Wallace, Audit Committee Chairman
Lewis H. Rosenblum, Audit Committee Member
Robert J. Halliday, Audit Committee Member